No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 14, 2014, resolved to convene the Company’s 90th ordinary general meeting of shareholders as follows.

Exhibit 2:

Notice of Convocation of the 90th Ordinary General Meeting of Shareholders of the Company has become available on May 20, 2014 on the Company’s website written below.

http://world.honda.com/investors/stock_bond/meeting/

Exhibit 3:

The English translation of unconsolidated financial information for the fiscal year ended March 31, 2014 included in exhibit of Notice of Convocation of the 90th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd.

Exhibit 4:

The English translation of Report of Independent Directors/Auditors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: June 11, 2014

[Translation]

May 14, 2014

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning 90th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 14, 2014, resolved to convene the Company’s 90th ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Friday, June 13, 2014

2.	Place

GRAND PACIFIC LE DAIBA

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1.	Report on the business report, consolidated financial statements and unconsolidated financial statements for the 90th Fiscal Year (from April 1, 2013 to March 31, 2014); and

2.	Report on the results of the audit of the consolidated financial statements for the 90th Fiscal Year (from April 1, 2013 to March 31, 2014) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Election of Thirteen (13) Directors

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 13, 2014 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 27, 2014

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 27, 2014

To Stockholders:

Notice of Convocation of the 90th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 90th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by the method outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6:00 p.m. on Thursday, June 12, 2014.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takanobu Ito
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 13, 2014 (Friday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets and Consolidated Statements of Income for the 90th Fiscal Year (from April 1, 2013 to March 31, 2014);

2.	Report on the results of the audit of the consolidated financial statements for the 90th Fiscal Year (from April 1, 2013 to March 31, 2014) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Election of Thirteen (13) Directors

4. Matters to Be Resolved at the Meeting

(1)	When proxies submitted show no indication of approval or disapproval on the voting right exercise form, these will be treated as votes of approval for proposals.

(2)	When proxy voting rights are exercised through indications on the voting right exercise form and, in addition, through voting via the Internet and, therefore, voting rights are exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	When voting rights are exercised more than once via the Internet, the last votes submitted via the Internet will be regarded as the effective votes.

Details regarding these agenda items are contained in the “Business Report for the 90th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors/     English     http://world.honda.com/investors/

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥22 per share of common stock

Total value of ¥39,650,406,312

(2) Effective Date of Distribution of Dividends

June 16, 2014

SECOND ITEM: Election of Thirteen (13) Directors

The term of office of each of the thirteen (13) current Directors is due to expire at the close of this meeting. It is proposed that thirteen (13) Directors be elected at the meeting. The names and particulars of the candidates for the position of Director are provided below.

Candidates for the Position of Directors

Candidate No. 1	Current position
Fumihiko Ike	Chairman and Representative Director
Resume, current position and responsibilities
Joined Honda in February 1982
Chief Operating Officer for Power Product Operations in April 2003
Director of the Company in June 2003
Reappointment	Chief Operating Officer for Business Management Operations in April 2006
Managing Director of the Company in June 2007

Date of birth May 26, 1952	Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008

Number of shares of the Company held 30,700	President and Director of Asian Honda Motor Co., Ltd. in April 2008
Senior Managing Officer and Director of the Company in April 2011

Chief Operating Officer for Business Management Operations in April 2011
Special interest between the candidate and the Company	Risk Management Officer in April 2011
None	General Supervisor, Information Systems in April 2011

Chief Operating Officer for IT Operations in April 2012

Attendance record of the Board of Directors	Government & Industrial Affairs in April 2012
Attended all 9 meetings	Chairman and Representative Director of the Company in April 2013 (present)

Candidate No. 2	Current position
Takanobu Ito	President, Chief Executive Officer and Representative Director

Resume, current position and responsibilities
Joined Honda in April 1978
Executive Vice President of Honda R&D Americas, Inc. in April 1998
Director of the Company in June 2000
Reappointment	Senior Managing Director of Honda R&D Co., Ltd. in June 2001

Managing Director of the Company in June 2003

Date of birth	Motor Sports in June 2003
August 29, 1953	President and Director of Honda R&D Co., Ltd. in June 2003

General Supervisor, Motor Sports in April 2004

Number of shares of the Company held	General Manager of Suzuka Factory of Production Operations in April 2005
29,700	Managing Officer of the Company in June 2005

Special interest between the candidate and the Company	Chief Operating Officer for Automobile Operations in April 2007
None	Senior Managing Director of the Company in June 2007
President and Director of Honda R&D Co., Ltd. in April 2009

Attendance record of the Board of Directors	President and Director of the Company in June 2009
Attended all 9 meetings	President, Chief Executive Officer and Representative Director of the Company in April 2011 (present)

Chief Operating Officer for Automobile Operations in April 2011

Candidate No. 3	Current position
Tetsuo Iwamura	Executive Vice President, Executive Officer and Representative Director
Responsibilities
Risk Management Officer
Corporate Brand Officer
Resume, current position and responsibilities
Joined Honda in April 1978
Reappointment	Chief Operating Officer for Parts Operations in April 2000

Date of birth	Director of the Company in June 2000
May 30, 1951	Chief Operating Officer for Regional Operations (Latin America) in April 2003
Number of shares of the Company held 29,800	President and Director of Honda South America Ltda. in April 2003 President and Director of Moto Honda da Amazonia Ltda. in April 2003
Special interest between the candidate and the Company None	President and Director of Honda Automoveis do Brasil Ltda. in April 2003

Managing Director of the Company in June 2006
Attendance record of the Board of Directors Attended all 9 meetings	Chief Operating Officer for Regional Operations (North America) in April 2007
President and Director of Honda North America, Inc. in April 2007
President and Director of American Honda Motor Co., Inc. in April 2007
Senior Managing Director of the Company in June 2008
Senior Managing Officer and Director of the Company in April 2011
Senior Managing Officer of the Company in June 2011
Executive Vice President, Executive Officer of the Company in April 2012 (present)
Representative Director of the Company in June 2012 (present)
Chief Operating Officer for Automobile Operations in April 2013
Risk Management Officer in April 2013 (present)
Corporate Brand Officer in April 2014 (present)
Chairman and Director of American Honda Motor Co., Inc. in April 2014 (present)
(Important concurrent positions in other companies or organizations)
Chairman and Director of American Honda Motor Co., Inc.

Candidate No. 4	Current position
Takashi Yamamoto	Senior Managing Officer and Director
Responsibilities
Production Operation
Representative of Automobile Development, Purchasing and Production for Automobile Operations
Head of Automobile Production for Automobile Operations
Reappointment	Resume, current position and responsibilities
Date of birth	Joined Honda in April 1977
January 12, 1953	General Manager of Automobile Purchasing Division 1 for Purchasing Operations in April 2000
Number of shares of the Company held 21,400	Director of the Company in June 2000 Quality, Certification & Regulation Compliance and Service Technology in April 2002
Special interest between the candidate and the Company None	Quality, Certification & Regulation Compliance in April 2004
President and Director of Honda Manufacturing of Alabama, LLC in April 2005
Attendance record of the Board of Directors Attended all 9 meetings	Operating Officer of the Company in June 2005
General Manager of Saitama Factory of Production Operations in April 2007
Managing Officer of the Company in June 2007
President and Director of Yutaka Giken Co., Ltd. in June 2009
Managing Officer of the Company in April 2011
General Manager of Automobile Production Planning Office in Production Operations in April 2011
Senior Managing Officer of the Company in April 2012 (present)
Chief Operating Officer for Production Operations in April 2012
Director of the Company in June 2012 (present)
Production Operation in April 2013 (present)
General Manager of Automobile Production Oversight Unit for Automobile Operations in April 2013
Representative of Automobile Development, Purchasing and Production for Automobile Operations in April 2014 (present)
Head of Automobile Production for Automobile Operations in April 2014 (present)
President, Chief Executive Officer and Representative Director,
Honda Engineering Co., Ltd. in April 2014 (present)
(Important concurrent positions in other companies or organizations)
President, Chief Executive Officer and Representative Director,
Honda Engineering Co., Ltd.

Candidate No. 5	Current position
Yoshiharu Yamamoto	Senior Managing Officer and Director of the Company Responsibilities Chief Operating Officer for IT Operations Resume, current position and responsibilities Joined Honda in April 1973
Managing Director of Honda R&D Co., Ltd. in June 2005
Reappointment	Senior Managing Director of Honda R&D Co., Ltd. in June 2007
Date of birth	Executive Vice President and Director of Honda R&D Co., Ltd. in June 2010
March 19, 1953	Managing Officer of the Company in April 2011

Number of shares of the Company held 21,400	President, Chief Executive Officer and Director of Honda R&D Co., Ltd. in April 2011 (present)
Director of the Company in June 2011

Special interest between the candidate and the Company None	Senior Managing Officer and Director of the Company in April 2012 (present) Chief Operating Officer for IT Operations in April 2013 (present)
(Important concurrent positions in other companies or organizations)

Attendance record of the Board of Directors	President, Chief Executive Officer and Director of Honda R&D Co., Ltd.
Attended all 9 meetings

Candidate No. 6	Current position
Toshihiko Nonaka

Managing Officer of the Company

Responsibilities

Chief Operating Officer for Automobile Operations

Resume, current position and responsibilities

Joined Honda in April 1978

Senior Managing Director of Honda R&D Co., Ltd. in June 2010

Managing Officer of the Company in April 2011 (present)

Executive in Charge of Production for Automobile Operations in April 2011

Senior Managing Officer and Director of Honda R&D Co., Ltd. in April 2011

Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd. in April 2012

Executive in Charge of Product and Brand Strategy for Automobile Operations in April 2013

Chief Operating Officer for Automobile Operations in April 2014 (present)

New appointment

Date of birth
September 15, 1957

Number of shares of the Company held
21,400

Special interest between the candidate
and the Company
None
Attendance record of the Board of Directors

—

Candidate No. 7		Current position

Reappointment	Masahiro Yoshida

Managing Officer and Director of the Company

Responsibilities

Chief Operating Officer for Business Support Operations,

Compliance Officer

Resume, current position and responsibilities

Joined Honda in April 1979

General Manager of Human Resources and Associate Relations for Business Support Operations in April 2007

Operating Officer of the Company in June 2007

General Manager of Hamamatsu Factory of Production Operations in April 2008

Chief Operating Officer for Business Support Operations in April 2010 (present)

Director of the Company in June 2010

Operating Officer and Director of the Company in April 2011

Compliance Officer in April 2012 (present)

Managing Officer and Director of the Company in April 2013 (present)

Date of birth
March 5, 1957

Number of shares of the Company held
25,200

Special interest between the candidate and the Company
None

Attendance record of the Board of Directors
Attended all 9 meetings

Candidate No. 8		Current position
Outside Director candidate	Nobuo Kuroyanagi

Outside Director

Resume, important concurrent positions in other companies or organizations

President and CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG) in October 2005

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) in April 2008

Director of the Company in June 2009 (present)

Director of MUFG in April 2010

End of tenure as Director of MUFG in June 2010

End of tenure as Director of BTMU in March 2012

Senior Advisor of BTMU in April 2012 (present)

(Important concurrent positions in other companies or organizations)

Senior Advisor of BTMU

Outside Director of Isetan Mitsukoshi Holdings Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Outside Corporate Auditor of Tokyo Kaikan Co., Ltd.

Reappointment

Date of birth
December 18, 1941
Number of shares of the Company held
2,300

Special interest between the candidate and the Company
None

Attendance record of the Board of Directors
Attended all 9 meetings

Number of years since the candidate initially assumed the position of Director
(up to the end of this general meeting of shareholders)
5 years

Notes:	1.	Reasons for selection of candidates for the position of Outside Director

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.

2.	Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), acts which were done to prevent the occurrence of such incidences and acts which were done as measures taken after the occurrence of such incidence

At The Senshu Ikeda Bank, Ltd., where Nobuo Kuroyanagi served as an Outside Director from June 2010 until June 2012, the following were discovered: an incidence of embezzlement of customers’ savings by a part-time worker in November 2010, an incidence of fraudulent withdrawal by an employee through the misuse of the maximum amount of overdraft in March 2011 and, finally, an incidence of embezzlement of customers’ savings by an employee in June 2011. While Nobuo Kuroyanagi was unaware of such facts in advance, he made various recommendations regarding legal compliance, at meetings of the Board of Directors, on a regular basis and, after the discovery of the aforesaid incidence, Nobuo Kuroyanagi has proactively advised the Company on the implementation of measures to prevent the recurrence of such incidence through the strengthening of the Company’s internal systems for checks, etc. and the enhancement of employee training, etc.

In addition, in September 2013, Mitsubishi Heavy Industries, Ltd. signed a plea bargaining agreement with the U.S. Department of Justice, including matters related to the payment of a penalty for violations of the U.S. antitrust laws in connection with certain automotive parts businesses, which may have occurred during Mr. Kuroyanagi’s term of service as outside auditor of Mitsubishi Heavy Industries, that began in June 2009. He was not aware of these matters until they were revealed, but he made a number of proposals from the perspective of legal compliance in his day-to-day participation in meetings of the board of directors and board of auditors. After the facts of the matter were made clear, he has proactively expressed opinions regarding the prevention of a recurrence of such matters.

Candidate No. 9		Current position
	Hideko Kunii	—
New Independent
Outside Director		Resume, important concurrent positions in other companies
candidate		or organizations
Ochanomizu University, Master of Science—Physics in March 1973
San Jose State University, Master of Science—Computer and Information
Sciences in January 1976
Joined Ricoh Co., Ltd. in May 1982
New appointment		The University of Texas at Austin, Doctor of Philosophy in May 1983

Date of birth		Corporate Vice President of Ricoh Co., Ltd. in June 2000
December 13, 1947		General Manager of Software Research & Development of Ricoh Co., Ltd.
in October 2002
Number of shares of the Company held None		Corporate Senior Vice President of Ricoh Co., Ltd. in June 2005

Special interest between the candidate
and the Company

None

Attendance record of the Board of Directors

—

Number of years since the candidate initially

assumed the position of Director

(up to the end of this general meeting

of shareholders)

—

Chairperson of Ricoh Software Co., Ltd. (Current Ricoh IT Solutions Co., Ltd.) in April 2008
Associate Director of Ricoh Co., Ltd. in April 2009
Chairperson of Ricoh IT Solutions Co., Ltd. in July 2009
Committee of Innovation Network Corporation of Japan in July 2009 (present)
Member of Gender Equality Bureau Cabinet Office in August 2009 (present)
Vice Chairperson of Japan Information Technology Service Industry Association in June 2011 (present)
Professor, Graduate School of Engineering Management, Shibaura Institute of Technology in April 2012 (present)
End of tenure as Chairperson of Ricoh IT Solutions Co., Ltd. in March 2013
End of tenure as Associate Director of Ricoh Co., Ltd. in March 2013

Deputy President, Professor, Shibaura Institute of Technology Graduate School of Engineering Management in April 2013 (present)

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology in October 2013 (present)

(Important concurrent positions in other companies or organizations)

Deputy President, Professor, General Manager of Gender Equality Promotion Office of Shibaura Institute of Technology Graduate School of Engineering Management

Vice Chairperson of Japan Information Technology Service Industry Association

Note:	Reasons for candidacy for Outside Director

Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality. She has been selected as a candidate for Outside Director to provide her advice from an objective and broad perspective, drawing on her experience and knowledge.

Candidate No. 10		Current position
Yuji Shiga

Operating Officer and Director

Responsibilities

Chief Operating Officer for Power Product Operations

Resume, current position and responsibilities

Joined Honda in April 1982

General Manager of Operation Office No. 1 in Regional Operations

(North America) in April 2009

General Manager of Operation Office No. 2 in Regional Operations

(Asia & Oceania) in April 2010

Operating Officer of the Company in April 2011 (present)

Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations in April 2011

Chief Operating Officer for Power Product Operations in April 2012 (present)

Director of the Company in June 2012 (present)

Reappointment
Date of birth October 7, 1958 Number of shares of the Company held 13,500 Special interest between the candidate and the Company None Attendance record of the Board of Directors Attended all 9 meetings

Candidate No. 11		Current position
Kohei Takeuchi

Operating Officer and Director

Responsibilities

Chief Operating Officer for Business Management

Resume, current position and responsibilities

Joined Honda in April 1982

General Manager of Accounting Division for Business Management Operations in April 2010

Operating Officer of the Company in April 2011 (present)

Chief Operating Officer for Business Management in April 2013 (present)

Director in June 2013 (present)

Reappointment

Date of birth

February 10, 1960

Number of shares of the Company held

13,100

Special interest between the candidate
and the Company

None

Attendance record of the Board of Directors

Attended all 9 meetings

Candidate No. 12		Current position
Shinji Aoyama

Operating Officer and Director

Responsibilities

Chief Operating Officer for Motorcycle Operations

Resume, current position and responsibilities

Joined Honda in April 1986

General Manager of Motorcycle Business Planning Office for Motorcycle Operations in April 2011

Operating Officer of the Company in April 2012 (present)

Chief Operating Officer for Motorcycle Operations in April 2013 (present)

Director in June 2013 (present)

Reappointment

Date of birth

December 25, 1963

Number of shares of the Company held

9,300

Special interest between the candidate
and the Company

None

Attendance record of the Board of Directors

Attended all 9 meetings

Candidate No. 13		Current position
Noriya Kaihara

Operating Officer and Director

Responsibilities

Responsible for Quality, General Manager of Customer Service Operations,

General Manager of Service Division for Automobile Operations

Resume, current position and responsibilities

Joined Honda in April 1984

General Manager of Parts Sales and Service Division for Customer Service

Operations in April 2010

General Manager of Automobile Quality Assurance Division in April 2012

Operating Officer of the Company in April 2013 (present)

Responsible for Quality in April 2013 (present)

Director in June 2013 (present)

General Manager of Customer Service Operations in April 2014 (present)

General Manager of Service Division for Automobile Operations in April 2014 (present)

Reappointment
Date of birth August 4, 1961 Number of shares of the Company held 5,600 Special interest between the candidate and the Company None Attendance record of the Board of Directors Attended all 9 meetings

Note:  Matters related to Outside Director candidates are as follows:

(1)	Nobuo Kuroyanagi and Hideko Kunii are candidates for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2)	Hideko Kunii is a candidate for Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange, Inc.

(3)	Outline of contents of the limited liability contracts with candidates for the position of Outside Directors

Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation, the Company has entered into contracts with Nobuo Kuroyanagi which limit his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

If he is re-elected, the Company plans to extend the term of each of their limited liability contracts.

In addition, if Outside Director candidate Hideko Kunii is appointed, the Company is scheduled to conclude a minimum limited liability amount contract with her.

Business Report for the 90th Fiscal Year

For the Period From: April 1, 2013 To: March 31, 2014

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated net sales and other operating revenue for the year amounted to ¥11,842.4 billion, an increase of 19.9% from the previous fiscal year, due primarily to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to ¥750.2 billion, an increase of 37.7% from the previous fiscal year, due primarily to increases in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the year totaled ¥728.9 billion, an increase of 49.1% from the previous fiscal year.

Equity in income of affiliates amounted to ¥132.4 billion for the year, an increase of 60.1% from the previous fiscal year.

Consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2014 totaled ¥574.1 billion, an increase of 56.4% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to ¥318.54, an increase of ¥114.83 from ¥203.71 for the previous fiscal year.

Motorcycle Business

For the years ended March 31, 2013 and 2014

	Unit (thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	(%)	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	(%)
Motorcycle business	15,494	17,021	1,527	9.9	9,510	10,343	833	8.8
Japan	217	226	9	4.1	217	226	9	4.1
North America	250	276	26	10.4	250	276	26	10.4
Europe	179	166	-13	-7.3	179	166	-13	-7.3
Asia	13,035	14,536	1,501	11.5	7,051	7,858	807	11.4
Other Regions	1,813	1,817	4	0.2	1,813	1,817	4	0.2

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, revenue from sales to external customers increased by 24.2%, to ¥1,663.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled ¥165.6 billion, an increase of 50.2% from the previous fiscal year, due primarily to increases in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

Automobile Business

For the years ended March 31, 2013 and 2014

	Unit (thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	(%)	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	(%)
Automobile business	4,014	4,323	309	7.7	3,408	3,560	152	4.5
Japan	692	818	126	18.2	685	812	127	18.5
North America	1,731	1,757	26	1.5	1,731	1,757	26	1.5
Europe	171	169	-2	-1.2	171	169	-2	-1.2
Asia	1,122	1,286	164	14.6	523	529	6	1.1
Other Regions	298	293	-5	-1.7	298	293	-5	-1.7

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased by 19.0%, to ¥9,176.3 billion from the previous fiscal year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled ¥403.7 billion, an increase of 41.2% from the previous fiscal year, due primarily to continuing cost reduction efforts as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Financial Service Business

Revenue from customers in the financial services business operations increased by 27.3%, to ¥698.1 billion from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased by 15.6%, to ¥182.7 billion from the same period last year due mainly to favorable foreign currency effects, despite an increase in SG&A expenses.

Power Product and Other Businesses

For the years ended March 31, 2013 and 2014

	Unit (thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	(%)
Power product business	6,071	6,036	-35	-0.6
Japan	314	314	0	0.0
North America	2,604	2,718	114	4.4
Europe	1,004	1,032	28	2.8
Asia	1,572	1,500	-72	-4.6
Other Regions	577	472	-105	-18.2

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2013 and for the year ended March 31, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased by 8.4%, to ¥304.2 billion from the previous fiscal year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of ¥1.7 billion, an improvement of ¥7.7 billion from the previous fiscal year, due mainly to favorable foreign currency effects.

¡ Net Sales Breakdown

	Yen (millions)
Business Segment	FY2013 From April 1, 2012 to March 31, 2013 (reference)	FY2014 From April 1, 2013 to March 31, 2014	Change from the previous fiscal year (reference)
				(%)
Grand Total	9,877,947	11,842,451	1,964,504	19.9
Japan	1,652,995	1,912,504	259,509	15.7
North America	4,586,412	5,567,594	981,182	21.4
Europe	534,517	667,187	132,670	24.8
Asia	2,093,034	2,515,881	422,847	20.2
Other Regions	1,010,989	1,179,285	168,296	16.6

Motorcycle Business (motorcycles only)	1,339,549	1,663,631	324,082	24.2
Japan (motorcycles only)	72,949	79,455	6,506	8.9
North America (motorcycles only)	112,176	141,563	29,387	26.2
Europe (motorcycles only)	86,424	102,634	16,210	18.8
Asia (motorcycles only)	667,473	868,464	200,991	30.1
Other Regions (motorcycles only)	400,527	471,515	70,988	17.7
Automobile Business	7,709,216	9,176,360	1,467,144	19.0
Japan	1,462,664	1,714,752	252,088	17.2
North America	3,905,276	4,717,769	812,493	20.8
Europe	388,464	487,673	99,209	25.5
Asia	1,385,449	1,599,069	213,620	15.4
Other Regions	567,363	657,097	89,734	15.8
Financial Services Business	548,506	698,185	149,679	27.3
Japan	34,282	40,333	6,051	17.7
North America	484,275	610,848	126,573	26.1
Europe	7,256	12,646	5,390	74.3
Asia	3,145	8,051	4,906	156.0
Other Regions	19,548	26,307	6,759	34.6
Power Product & Other Businesses	280,676	304,275	23,599	8.4
Japan	83,100	77,964	-5,136	-6.2
North America	84,685	97,414	12,729	15.0
Europe	52,373	64,234	11,861	22.6
Asia	36,967	40,297	3,330	9.0
Other Regions	23,551	24,366	815	3.5

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥726,187 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2013 (reference)	FY2014	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	73,513	55,575	-17,938	-24.4
Automobile Business	505,045	656,412	151,367	30.0
Financial Services Business	551	620	69	12.5
Power Product & Other Businesses	14,519	13,580	-939	-6.5

Total	593,628	726,187	132,559	22.3

Operating Lease Assets	793,118	1,127,840	334,722	42.2

Note:  Intangible assets are not included in the table above.

In addition to investments for new model introductions, the Company’s capital investments were predominantly utilized for expanding, rationalizing and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities and bank loans. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥565.3 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of monetary assets, commercial paper, corporate bonds and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥5,838.2 billion.

(4) Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions.”

1.	Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2.	Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high-quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4.	Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30% by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and its supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

(5) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2013 (reference)		FY2014		Change (reference)
Motorcycle Business	40,430	(14,404)	42,276	(14,478)	1,846	(74)
Automobile Business	138,443	(13,052)	145,585	(15,249)	7,142	(2,197)
Financial Services Business	2,157	(113)	2,160	(163)	3	(50)
Power Product & Other Businesses	9,308	(3,354)	8,540	(2,958)	-768	(-396)

Total	190,338	(30,923)	198,561	(32,848)	8,223	(1,925)

(b) Employees of the Parent Company

	FY2013 (reference)		FY2014		Change (reference)
Number of employees	23,983	(4,261)	23,467	(4,931)	-516	(670)
Average age	44.3		44.5		0.2
Average number of years employed by the Company	23.0		23.3		0.3

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	215,555
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage as against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	117,059	6.5
The Master Trust Bank of Japan, Ltd. (Trust Account)	85,359	4.7
Moxley & Co. LLC	55,964	3.1
Meiji Yasuda Life Insurance Company	51,199	2.8
Tokio Marine & Nichido Fire Insurance Co., Ltd.	42,553	2.4
State Street Bank and Trust Company 505223	40,472	2.2
JPMorgan Chase Bank 380072	37,288	2.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	30,883	1.7
Mitsui Sumitomo Insurance Company, Limited	25,739	1.4

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,137 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Fumihiko Ike

President, Chief Executive Officer and Representative Director	Takanobu Ito

Executive Vice President, Executive Officer and Representative Director	Tetsuo Iwamura

Chief Operating Officer for Automobile Operations

Chief Operating Officer for Regional Operations (North America)

Risk Management Officer

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer and Director	Takashi Yamamoto	Chief Production Officer Head of Automobile Production for Automobile Operations

Senior Managing Officer and Director	Yoshiharu Yamamoto	Chief Operating Officer for IT Operations President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer and Director	Masahiro Yoshida	Chief Operating Officer for Business Support Operations Compliance Officer

Director (Outside Director)	Kensaku Hogen

Director (Outside Director)	Nobuo Kuroyanagi

Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director of Isetan Mitsukoshi Holdings Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Outside Corporate Auditor of Tokyo Kaikan Co., Ltd.

Director and Advisor	Takeo Fukui

Operating Officer and Director	Yuji Shiga	Chief Operating Officer for Power Product Operations

Operating Officer and Director	Kohei Takeuchi	Chief Operating Officer for Business Management Operations

Operating Officer and Director	Shinji Aoyama	Chief Operating Officer for Motorcycle Operations

Operating Officer and Director	Noriya Kaihara	Chief Quality Officer

Corporate Auditor (Full-time)	Masaya Yamashita

Corporate Auditor (Full-time)	Kunio Endo

Corporate Auditor (Outside Corporate Auditor)	Hirotake Abe	Certified Public Accountant Outside Corporate Auditor of CONEXIO Corporation Outside Corporate Auditor of NIPPON STEEL & SUMITOMO METAL CORPORATION

Corporate Auditor (Outside Corporate Auditor)	Tomochika Iwashita	Outside Corporate Auditor of DCM Holdings Co., Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Corporate Auditor (Outside Corporate Auditor)	Toshiaki Hiwatari	Lawyer Outside Director of Nomura Securities Co., Ltd. Outside Corporate Auditor of TOYO KANETSU K.K. Advisor of TMI Associates

Notes:	1.	Directors Kensaku Hogen and Nobuo Kuroyanagi are Outside Directors in accordance with Article 2-15 of the Company Law.

	2.	Corporate Auditors Hirotake Abe, Tomochika Iwashita and Toshiaki Hiwatari are Outside Corporate Auditors in accordance with Article 2-16 of the Company Law.

	3.	Corporate Auditor Kunio Endo has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hirotake Abe has extensive knowledge and experience as a certified public accountant. Mr. Endo and Mr. Abe have abundant knowledge related to finance and accounting.

	4.	The Company has appointed Kensaku Hogen as an independent (outside) director and Hirotake Abe and Toshiaki Hiwatari as independent (outside) corporate auditors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	5.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with the Bank of Tokyo-Mitsubishi UFJ, including deposits and foreign exchange. In addition, the Tokio Marine & Nichido Fire Insurance Co., Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with Tokio Marine & Nichido Fire Insurance, including insurance contracts. The Company has transactions relationships with NIPPON STEEL & SUMITOMO METAL CORPORATION and purchases steel and related products from that company. The Company also has transaction relationships with Mitsubishi Heavy Industries, Ltd., and purchases automobile parts from the company. The Company has no other special capital or transactions relationships with other companies.

	6.	The Company has introduced the Operating Officer System to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. The Operating Officers of the Company (excluding Operating Officers who also hold the position of Director) are as follows: (As of March 31, 2014)

Title	Name	Area of Responsibility or Principal Occupations
Senior Managing Officer	Hidenobu Iwata	Representative of Automobile Development, Purchasing and Production (North America)

President and Chief Executive Officer of Honda North America Services, LLC

President and Director of Honda of America Mfg., Inc.

Senior Managing Officer	Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Chief Officer of Honda Driving Safety Promotion Center

Managing Officer	Manabu Nishimae	Chief Operating Officer for Regional Operations (Europe, CIS, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer	Koichi Fukuo	Executive in Charge of Business Unit No. 1 for Automobile Operations

Chief Executive Officer for Automobile Operations

Managing Officer	Hiroshi Kobayashi	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Managing Officer	Toshihiko Nonaka	Executive in Charge of Product and Brand Strategy for Automobile Operations

Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Managing Officer	Takuji Yamada	Executive Vice President and Director (COO) of American Honda Motor Co., Inc.

Managing Officer	Masahiro Takedagawa	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Managing Officer	Yoshiyuki Matsumoto	Representative of Development, Purchasing and Production (Asia and Oceania)

Executive Vice President of Asian Honda Motor Co., Ltd.

President and Chief Executive Officer of Honda Motor India (Private) Ltd.

Managing Officer	Ko Katayama	Executive in Charge of Production Strategy for Automobile Operations

Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations

Managing Officer	Katsushi Watanabe	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Managing Officer	Chitoshi Yokota	Executive Vice President and Director of Honda North America Services, LLC

Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Engineering China Co., Ltd.

Operating Officer	Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Operating Officer	Yoshi Yamane	Representative of Automobile Development, Purchasing and Production (Japan)

General Manager of Suzuka Factory in Automobile Production for Automobile Operations

Operating Officer	Takashi Sekiguchi	Executive in Charge of Business Unit No. 2, Automobile Operations

Operating Officer	Takahiro Hachigo	Representative of Development, Purchasing and Production (China)

Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Executive Vice President of Honda Engineering China Co., Ltd.

Operating Officer	Hiroshi Sasamoto	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Operating Officer	Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Operating Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC.

Operating Officer	Soichiro Takizawa	Representative of Development, Purchasing and Production

(Europe, CIS, the Middle & Near East and Africa)

Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer of Honda R&D Co., Ltd.

President and Director of Honda R&D Europe (U.K.) Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Operating Officer	Naoto Matsui	Chief Operating Officer for Purchasing Operations

Head of Purchasing Supervisory Unit in Automobile Production for Automobile Operations

Operating Officer	Mitsugu Matsukawa	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

7.	As of April 1, 2014, the following changes in Representative Director and Operating Officers were announced by the Company.

Title	Name	As of March 31, 2014
Senior Managing Officer	Koichi Fukuo	Managing Officer

Managing Officer	Seiji Kuraishi	Operating Officer

Managing Officer	Toshiaki Mikoshiba	Operating Officer

Managing Officer	Yoshi Yamane	Operating Officer

Managing Officer	Takahiro Hachigo	Operating Officer

Operating Officer	Tetsuo Suzuki	Senior Managing Officer and Director of Honda R&D Co., Ltd.

President and Representative Director of Honda Racing Corporation

Operating Officer	Issao Mizoguchi	Senior Vice President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Toshihiro Mibe	Managing Officer of Honda R&D Co., Ltd.

Operating Officer	Yusuke Hori	Director of Asian Honda Motor Co., Ltd.

Operating Officer	Tomomi Kosaka	Vice President and Director of Honda of America Mfg., Inc.

Operating Officer	Noriaki Abe	General Manager of Overseas Operation Office No. 2., Regional Operations (Asia and Oceania)

Operating Officer	Toshiyuki Shimabara	General Manager of Motorcycle Production Planning Division, Motorcycle Operations

Operating Officer	Yasuhide Mizuno	President of Dongfeng Honda Automobile Co., Ltd.

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	14 (2)	570 (23)	6 (3)	181 (47)	20 (5)	751 (71)
Bonuses	13 (2)	283 (8)	— (—)	— (—)	13 (2)	283 (8)

Total		853 (31)		181 (47)		1,034 (79)

Notes:	1.	Remuneration is limited to ¥1,300 million per month for Directors and ¥270 million per month for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditor during the fiscal year under review. This amount includes remuneration paid to two Directors and one Corporate Auditor who resigned as of the closing of the 89th Ordinary General Meeting of Shareholders that was held on June 19, 2013.

	3.	Bonuses to directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on April 25, 2014.

(3) Principal Activities of Outside Directors and Outside Corporate Auditors during the Fiscal Year under Review

(a) Principal Activities during the Fiscal Year under Review

Post	Name	Attendance Record	Principal Activities during the Fiscal Year under Review
Director	Kensaku Hogen	Attended all 9 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Director	Nobuo Kuroyanagi	Attended all 9 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Corporate Auditor	Hirotake Abe	Attended 7 of 9 meetings of the Board of Directors Attended 8 of 9 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Tomochika Iwashita	Attended all 9 meetings of the Board of Directors Attended all 9 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Toshiaki Hiwatari	Attended all 9 meetings of the Board of Directors Attended all 9 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

All Outside Directors and Outside Corporate Auditors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Note:	The attendance rate of all Internal Directors and Internal Corporate Auditors was 100% at meetings of the Board of Directors and meetings of the Board of Auditors, respectively.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law and of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥465 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥786 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the application of the International Financial Reporting Standards.

	3.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company’s Board of Directors made the following decisions regarding enhancements in the Company’s Internal Control Systems.

1.	Systems for ensuring that the execution of duties by directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines. The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Business Ethics Committee and the Business Ethics Improvement Proposal Line.

2.	Systems related to retention and management of information on execution of duties by directors

Information related to the execution of duties by directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

3.	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored). For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and Honda Crisis Response Rules.

4.	Systems for ensuring that the execution of duties by directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues. To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance.

As for the business execution of its subsidiaries, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation.

The Business Ethics Improvement Proposal Line of the Company establishes an internal whistle-blowing and response system for the Company and subsidiaries and major subsidiaries have such internal reporting functions etc. These systems enable the Honda Group to discover and respond to issues that may arise at an early date.

The Audit Office, which directly reports to the president and CEO, is working to strengthen internal auditing functions within the Honda Group, internal auditing of all units, supervising and providing guidance to internal auditing units in major subsidiaries, conducting audits of subsidiaries directly when necessary.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

6.	Provision of employees when assistance is requested by corporate auditors and independence of such employees from directors The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to corporate auditors.

7.	Systems for ensuring directors and employees report to corporate auditors and other systems related to the reporting to corporate auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the corporate auditors.

8.	Other systems for ensuring the effectiveness of audits by corporate auditors

Corporate auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, corporate auditors attend the Executive Council and other important meetings.

7. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders’ return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥22 per share for the year ended March 31, 2014. As a result, total cash dividends for the year ended March 31, 2014, together with the first quarter cash dividends of ¥20, the second quarter cash dividends of ¥20 and the third quarter cash dividends of ¥20, are planned to be ¥82 per share, an increase of ¥6 per share from the annual dividends paid for the year ended March 31, 2013.

Also, please note that the year-end cash dividends for the year ended March 31, 2014 is a matter to be resolved at the general meeting of shareholders.

• Trends in Dividends (reference)

	Yen
	FY2011					FY2012					FY2013					FY2014
Classification	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	12	12	15	15	54	15	15	15	15	60	19	19	19	19	76	20	20	20	22 (planned)	82 (planned)

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2013 and 2014	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	¥1,206,128	¥1,168,914
Trade accounts and notes receivable, net	1,005,981	1,158,671
Finance subsidiaries–receivables, net	1,243,002	1,464,215
Inventories	1,215,421	1,302,895
Deferred income taxes	234,075	202,123
Other current assets	418,446	474,448

Total current assets	5,323,053	5,771,266

Finance subsidiaries–receivables, net	2,788,135	3,317,553

Investments and advances:
Investments in and advances to affiliates	459,110	564,266
Other, including marketable equity securities	209,680	253,661

Total investments and advances	668,790	817,927

Property on operating leases:
Vehicles	2,243,424	2,718,131
Less accumulated depreciation	400,292	481,410

Net property on operating leases	1,843,132	2,236,721

Property, plant and equipment, at cost:
Land	515,661	521,806
Buildings	1,686,638	1,895,140
Machinery and equipment	3,832,090	4,384,255
Construction in progress	288,073	339,093

	6,322,462	7,140,294
Less accumulated depreciation and amortization	3,922,932	4,321,862

Net property, plant and equipment	2,399,530	2,818,432

Other assets, net	612,717	660,132

Total assets	¥13,635,357	¥15,622,031

	Yen (millions)
	2013	2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	¥1,238,297	¥1,319,344
Current portion of long-term debt	945,046	1,303,464
Trade payables:
Notes	31,354	28,501
Accounts	956,660	1,071,179
Accrued expenses	593,570	626,503
Income taxes payable	48,454	43,085
Other current liabilities	275,623	319,253

Total current liabilities	4,089,004	4,711,329

Long-term debt, excluding current portion	2,710,845	3,234,066
Other liabilities	1,630,085	1,563,238

Total liabilities	8,429,934	9,508,633

Equity:
Honda Motor Co., Ltd. stockholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on March 31, 2013 and 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	49,276
Retained earnings	6,001,649	6,431,682
Accumulated other comprehensive income (loss), net	(1,236,792)	(793,014)
Treasury stock, at cost 9,131,140 shares on March 31, 2013 and 9,137,234 shares on March 31, 2014	(26,124)	(26,149)

Total Honda Motor Co., Ltd. stockholders’ equity	5,043,500	5,918,979

Noncontrolling interests	161,923	194,419

Total equity	5,205,423	6,113,398

Commitments and contingent liabilities
Total liabilities and equity	¥13,635,357	¥15,622,031

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2013 and 2014	2013	2014
Net sales and other operating revenue	¥9,877,947	¥11,842,451

Operating costs and expenses:
Cost of sales	7,345,162	8,761,083
Selling, general and administrative	1,427,705	1,696,957
Research and development	560,270	634,130

Total operating costs and expenses	9,333,137	11,092,170

Operating income	544,810	750,281

Other income (expenses):
Interest income	25,742	24,026
Interest expense	(12,157)	(12,703)
Other, net	(69,504)	(32,664)

Total other income (expenses)	(55,919)	(21,341)

Income before income taxes and equity in income of affiliates	488,891	728,940

Income tax expense:
Current	125,724	207,236
Deferred	53,252	45,426

Total income tax expense	178,976	252,662

Income before equity in income of affiliates	309,915	476,278

Equity in income of affiliates	82,723	132,471

Net income	392,638	608,749
Less: Net income attributable to noncontrolling interests	25,489	34,642

Net income attributable to Honda Motor Co., Ltd.	¥367,149	¥574,107

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥203.71	¥318.54

Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. stockholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2012	¥86,067	¥172,529	¥47,184	¥5,758,641	¥(1,646,078)	¥(26,117)	¥4,392,226	¥125,676	¥4,517,902
Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax	—	—	—	6,023	—	—	6,023	1,658	7,681

Adjusted balances as of March 31, 2012	86,067	172,529	47,184	5,764,664	(1,646,078)	(26,117)	4,398,249	127,334	4,525,583

Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)
Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					415,462		415,462	15,350	430,812
Unrealized gains (losses) on available-for-sale securities, net					7,933		7,933	51	7,984
Unrealized gains (losses) on derivative instruments, net					(52)		(52)		(52)
Pension and other postretirement benefits adjustments					(14,057)		(14,057)	(1,240)	(15,297)

Total comprehensive income (loss)							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2013	86,067	171,117	47,583	6,001,649	(1,236,792)	(26,124)	5,043,500	161,923	5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)
Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					320,424		320,424	13,235	333,659
Unrealized gains (losses) on available-for-sale securities, net					15,219		15,219	33	15,252
Unrealized gains (losses) on derivative instruments, net					237		237		237
Pension and other postretirement benefits adjustments					107,898		107,898	(180)	107,718

Total comprehensive income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	¥86,067	¥171,117	¥49,276	¥6,431,682	¥(793,014)	¥(26,149)	¥5,918,979	¥194,419	¥6,113,398

Consolidated Statements of Cash Flows

	Yen (millions)
Years ended March 31, 2013 and 2014	2013	2014
Cash flows from operating activities:
Net income	¥392,638	¥608,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	335,536	442,318
Depreciation of property on operating leases	254,933	352,402
Deferred income taxes	53,252	45,426
Equity in income of affiliates	(82,723)	(132,471)
Dividends from affiliates	84,705	98,955
Provision for credit and lease residual losses on finance subsidiaries–receivables	10,059	18,904
Impairment loss on property on operating leases	4,773	3,301
Loss (gain) on derivative instruments, net	35,027	(39,376)
Decrease (increase) in assets:
Trade accounts and notes receivable	(90,495)	(92,638)
Inventories	(74,662)	(2,901)
Other current assets	2,019	(7,363)
Other assets	(27,243)	(59,816)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(95,192)	70,988
Accrued expenses	52,021	49,718
Income taxes payable	21,764	(8,688)
Other current liabilities	(4,489)	31,404
Other liabilities	(4,384)	(53,815)
Other, net	(66,795)	(95,906)

Net cash provided by operating activities	800,744	1,229,191

Cash flows from investing activities:
Increase in investments and advances	(34,426)	(45,617)
Decrease in investments and advances	19,850	58,243
Payments for purchases of available-for-sale securities	(5,642)	(44,459)
Proceeds from sales of available-for-sale securities	1,347	14,501
Payments for purchases of held-to-maturity securities	(5,186)	(20,771)
Proceeds from redemptions of held-to-maturity securities	17,005	3,358
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed	—	9,129
Proceeds from sales of investments in affiliates	—	5,363
Capital expenditures	(626,879)	(774,006)
Proceeds from sales of property, plant and equipment	44,182	34,069
Proceeds from insurance recoveries for damaged property, plant and equipment	9,600	6,800
Acquisitions of finance subsidiaries–receivables	(1,951,802)	(2,792,774)
Collections of finance subsidiaries–receivables	1,833,669	2,354,029
Purchases of operating lease assets	(793,118)	(1,127,840)
Proceeds from sales of operating lease assets	418,086	611,317
Other, net	3,558	(86)

Net cash used in investing activities	(1,069,756)	(1,708,744)

Cash flows from financing activities:
Proceeds from short-term debt	6,775,636	8,559,288
Repayments of short-term debt	(6,621,897)	(8,563,616)
Proceeds from long-term debt	1,101,469	1,588,826
Repayments of long-term debt	(970,702)	(1,039,595)
Dividends paid	(129,765)	(142,381)
Dividends paid to noncontrolling interests	(6,250)	(9,677)
Sales (purchases) of treasury stock, net	(7)	(25)
Other, net	(28,917)	(22,265)

Net cash provided by (used in) financing activities	119,567	370,555

Effect of exchange rate changes on cash and cash equivalents	108,460	71,784

Net change in cash and cash equivalents	(40,985)	(37,214)
Cash and cash equivalents at beginning of year	1,247,113	1,206,128

Cash and cash equivalents at end of year	¥1,206,128	¥1,168,914

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 365

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda

Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 83

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 15; Honda Motor Technology (China) Co., Ltd.

Reduced through reorganization: 19; Honda Elesys Co., Ltd.

Affiliated companies:

Newly formed affiliated companies: 2

Reduced through reorganization: 5

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America in accordance with Article 120-2 (1) of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting.

5.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

6.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

7.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

8.	Depreciation of property, plant and equipment is calculated principally by the straight-line method based on estimated useful lives and salvage values of the respective assets.

9.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

10.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

11.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

12.	Provisions for retirement benefits and other postretirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

13.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expense accruals are costs for general warranties on vehicles Honda sells and product recalls.

14.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

Changes in Accounting Policies:

1.	Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013. This adoption has no impact on the Honda’s financial position or results of operations.

2.	Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are ¥6,023 million and ¥1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the year ended March 31, 2013, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2013	Mar. 31, 2014
The allowance for doubtful trade accounts and notes receivables	7,885	9,677
The allowance for credit losses for finance subsidiaries–receivables	17,828	21,559
The allowance for losses on lease residual values for finance subsidiaries–receivables	3,354	2,131
The allowance for doubtful accounts for other assets	22,754	22,100

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2013	Mar. 31, 2014
Mortgaged assets:
Trade accounts and notes receivables	25,528	31,318
Inventories	11,154	12,908
Property, plant and equipment	26,169	58,504
Finance subsidiaries–receivables	724,399	883,776

Mortgage-related debts:
Short-term debt	410,403	504,675
Long-term debt	351,591	423,251

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2013	Mar. 31, 2014
Bank loans of employees for their housing costs	26,475	25,368

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2014, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2013	Mar. 31, 2014
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2013	Mar. 31, 2014
2. The number of treasury shares	9,131,140	9,137,234

3. The total amount of dividends for the fiscal year ended March 31, 2014, was ¥142,381 million. The Company intends to distribute year-end cash dividends of ¥39,650 million to the stockholders of record on March 31, 2014.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper, corporate bonds and intercompany loans.

2.	Risk Associated with Financial Instruments and Related Risk Management System

The Company reduces the credit risk arising from trade accounts and notes receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into foreign currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may be incurred when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of corporate bonds and local bonds. In order to manage the price fluctuation risk, the Company periodically estimates the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2014 are as follows: Yen (millions)

	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	5,140,064	5,175,564	35,500
Available-for-sale securities	185,960	185,960	—
Held-to-maturity securities	34,650	34,667	17
Short-term and long-term debt	(5,856,874)	(5,917,087)	(60,213)
Derivative instruments	5,111	5,111	—

Note:	The book value of the previously mentioned finance subsidiaries–receivables excludes direct finance leases (net) from the amount of finance subsidiaries–receivables appearing on the balance sheets. The amount of direct finance leases (net) at the end of the fiscal year under review was ¥393,933 million. Also, the previously mentioned finance subsidiaries–receivables include the amount of finance subsidiaries–receivables, which is presented in the balance sheet items trade accounts and notes receivable and other assets. The amount of such finance subsidiaries–receivables at the end of the fiscal year under review was ¥752,229 million.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

3.	Available-for-sale securities

The fair value of marketable equity securities is estimated by using quoted market prices. To estimate fair value of auction rate securities, Honda uses third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs, including probability of passing or failing auction at each auction. Debt securities consist mainly of corporate bonds and local bonds and the fair values are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates.

4.	Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. The fair values of corporate bonds and local bonds are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates.

5.	Debt

The fair values of bonds are estimated by using quoted market prices. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities.

6.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Non-marketable securities are excluded from the above table as it is not possible to estimate the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥11,285 million at March 31, 2014.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2013	Mar. 31, 2014
Honda Motor Co., Ltd. shareholders’ equity per common share	2,798.37	3,284.14
Basic net income attributable to Honda Motor Co., Ltd. per common share	203.71	318.54

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The numbers of common shares, at the end of the years ended March 31, 2013 and 2014 were 1,802,297,290 and 1,802,291,196, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average numbers of shares outstanding for the years ended March 31, 2013 and 2014 were 1,802,298,819 and 1,802,294,383, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2013 or 2014.

Note:	Honda corrected Honda Motor Co., Ltd. shareholders’ equity for the year ended March 31, 2013. Honda Motor Co., Ltd. shareholders’ equity per common share is also adjusted. For detailed information, please refer to Consolidated Financial Summary “Changes in Accounting Policies 2: Changing in Fiscal Year-end of a Subsidiary”.

Other

1.	Impairment loss on investments in affiliates

For the fiscal year ended March 31, 2013, Honda recognized an impairment loss of ¥12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of an other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment losses are included in equity in income of affiliates in the accompanying consolidated statement of income. For the year ended March 31, 2014, Honda did not recognize any significant impairment losses.

2.	Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recorded in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

Following this plan amendment, employees of these consolidated subsidiaries could elect to move from the existing defined benefit pension plans to a defined contribution pension plan on January 1, 2014. Consequently, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the existing defined benefit pension plans. As a result, Honda recognized ¥21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which ¥15,407 million is included in cost of sales and ¥5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the fiscal year ended March 31, 2014. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the existing defined benefit pension plans at the date of the curtailment. The effect of the remeasurement was recorded in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

3.	Income taxes

On March 20, 2014, the National Diet of Japan approved amendments to existing income tax laws and the Special Reconstruction Corporation Tax imposed on companies will be abolished for fiscal years beginning on or after April 1, 2014. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on or after April 1, 2014 will be changed to approximately 35%. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased by ¥7,321 million, and income tax expenses increased by ¥7,321 million, as of the enactment date of the laws.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,339,549	7,709,216	548,506	280,676	9,877,947	—	9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—
Total	1,339,549	7,723,590	560,256	291,670	9,915,065	(37,118)	9,877,947

Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	9,333,137
Segment income (loss)	110,233	285,991	158,158	(9,572)	544,810	—	544,810

Assets	1,095,357	5,759,126	6,765,322	309,149	13,928,954	(293,597)	13,635,357
Depreciation and amortization	34,665	290,522	256,166	9,116	590,469	—	590,469
Capital expenditures	73,513	540,625	794,869	14,519	1,423,526	—	1,423,526
For the year ended March 31, 2014
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,663,631	9,176,360	698,185	304,275	11,842,451	—	11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—
Total	1,663,631	9,194,929	708,588	318,175	11,885,323	(42,872)	11,842,451

Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170
Segment income (loss)	165,605	403,701	182,756	(1,781)	750,281	—	750,281

Assets	1,264,903	6,398,580	7,980,989	346,177	15,990,649	(368,618)	15,622,031
Depreciation and amortization	46,038	383,325	354,704	10,653	794,720	—	794,720
Capital expenditures	57,702	705,696	1,131,761	14,708	1,909,867	—	1,909,867

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥293,583 million as of March 31, 2013 and ¥294,819 million as of March 31, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥254,933 million for the year ended March 31, 2013 and ¥352,402 million for the year ended March 31, 2014, respectively, of depreciation of property on operating leases.

4.	Capital expenditures of Financial Services Business include ¥793,118 million for the year ended March 31, 2013 and ¥1,127,840 million for the year ended March 31, 2014, respectively, of purchase of operating lease assets.

(b) Geographic Segment Information

For the year ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,925,333	4,612,361	536,856	1,926,434	876,963	9,877,947	—	9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—

Total	3,893,512	4,857,102	642,110	2,305,647	896,467	12,594,838	(2,716,891)	9,877,947
Cost of sales, SG&A and R&D expenses	3,715,084	4,648,184	641,650	2,158,889	860,773	12,024,580	(2,691,443)	9,333,137
Operating income	178,428	208,918	460	146,758	35,694	570,258	(25,448)	544,810

Assets	3,264,383	7,645,540	673,667	1,523,192	660,856	13,767,638	(132,281)	13,635,357
Long-lived assets	1,167,236	2,481,097	124,088	434,827	143,570	4,350,818	—	4,350,818
For the year ended March 31, 2014
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,216,735	5,595,981	676,502	2,340,100	1,013,133	11,842,451	—	11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	4,192,279	5,969,999	775,268	2,826,923	1,025,501	14,789,970	(2,947,519)	11,842,451
Cost of sales, SG&A and R&D expenses	3,978,185	5,679,094	792,393	2,609,023	980,600	14,039,295	(2,947,125)	11,092,170
Operating income (loss)	214,094	290,905	(17,125)	217,900	44,901	750,675	(394)	750,281

Assets	3,442,746	8,825,278	709,469	1,996,929	767,225	15,741,647	(119,616)	15,622,031
Long-lived assets	1,280,071	3,025,095	133,061	588,413	171,429	5,198,069	—	5,198,069

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥293,583 million as of March 31, 2013 and ¥294,819 million as of March 31, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 8, 2014
Honda Motor Co., Ltd.

KPMG AZSA LLC
Takuji Kanai (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hiroyuki Yamada (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Tsutomu Ogawa (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2014 and for the year from April 1, 2013 to March 31, 2014 in accordance with Article 444-(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Reports as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 90th fiscal year from April 1, 2013 to March 31, 2014, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 12, 2014

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Masaya Yamashita (Seal)
Corporate Auditor (Full-time)	Kunio Endo (Seal)
Corporate Auditor (Outside)	Hirotake Abe (Seal)
Corporate Auditor (Outside)	Tomochika Iwashita (Seal)
Corporate Auditor (Outside)	Toshiaki Hiwatari (Seal)

REFERENCE

• Forecasts for the Fiscal Year Ending March 31, 2015

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2015, Honda projects consolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥100 and ¥135, respectively, for the full year ending March 31, 2015.

• Consolidated

	Yen (billions)/Changes from the previous fiscal period
	Fiscal year ending March 31, 2015
Net sales and other operating revenue	12,750	(+7.7%)
Operating income	760	(+1.3%)
Income before income taxes and equity in income of affiliates	745	(+2,2%)
Net income attributable to Honda Motor Co., Ltd.	595	(+3.6%)

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time.

• Shareholders

Categories	FY2011 Year-End (As of March 31, 2012)		FY2012 Year-End (As of March 31, 2013)		FY2013 Year-End (As of March 31, 2014)
	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	180,246	215,138	181,719	218,121	170,653	212,550
National and Local Public Entities	3	1	—	—	—	—
Financial Institutions	769,527	260	736,115	260	705,390	281
Securities Companies	30,558	65	22,254	76	31,902	79
Other Domestic Corporations	176,507	1,538	158,924	1,562	152,678	1,541
Foreigners	645,456	964	703,282	1,008	741,667	1,103
Treasury Stock	9,128	1	9,131	1	9,137	1

Total	1,811,428	217,967	1,811,428	221,028	1,811,428	215,555

Note:   The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.

Unconsolidated Balance Sheets

	Yen (million)
As of March 31, 2013 and 2014	2013	2014
Assets
Current assets
Cash and bank deposits	51,242	118,083
Accounts receivable	417,528	443,469
Securities	149,550	68,558
Finished goods	70,107	82,503
Work in process	29,620	41,930
Raw materials and supplies	27,320	33,155
Advance payments	13,974	17,377
Prepaid expenses	6,799	10,964
Deferred income taxes	108,832	89,329
Others	132,199	109,716
Allowance for doubtful accounts	(2,875)	(1,638)

Total current assets	1,004,300	1,013,451

Fixed assets
Tangible fixed assets
Buildings	669,584	693,738
Accumulated depreciation	(408,953)	(417,801)

Buildings, net	260,631	275,936

Structures	130,512	134,471
Accumulated depreciation	(95,388)	(96,568)

Structures, net	35,123	37,903

Machinery and equipment	601,639	652,215
Accumulated depreciation	(525,372)	(520,457)

Machinery and equipment, net	76,267	131,758

Vehicles	15,921	17,921
Accumulated depreciation	(12,523)	(12,117)

Vehicles, net	3,397	5,803

Tools, furniture and fixtures	212,038	213,022
Accumulated depreciation	(191,319)	(188,267)

Tools, furniture and fixtures, net	20,719	24,755

Land	335,703	344,998
Lease assets	3,671	3,802
Accumulated depreciation	(1,250)	(1,462)

Lease assets, net	2,421	2,339

Construction in progress	55,047	15,820

Total tangible fixed assets	789,312	839,315

Intangible assets
Patents	26	31
Leaseholds	2,101	1,983
Trademarks	17	15
Software	32,131	56,527
Lease assets	8	15
Others	543	510

Total intangible assets	34,829	59,084

Investments and other assets
Investment securities	92,752	108,060
Investment securities–subsidiaries and affiliates	432,242	418,757
Investments and other assets	24	24
Investments–subsidiaries and affiliates	93,065	93,065
Long-term loans receivable–employees	139	109
Long-term loans receivable–subsidiaries and affiliates	3,928	3,142
Receivables in bankruptcy	6,462	10,990
Long-term prepaid expenses	551	538
Deferred income taxes	89,570	66,747
Others	23,587	17,297
Allowance for doubtful accounts	(7,442)	(9,133)

Total investments and other assets	734,882	709,601

Total fixed assets	1,559,023	1,608,002

Total assets	2,563,324	2,621,454

	Yen (million)
	2013	2014
Liabilities
Current liabilities
Notes payable–trade	1,854	2,460
Accounts payable	237,888	306,496
Short-term bonds payable	39,998	—
Short-term loans payable	24,033	19,741
Current portion of long-term loans payable	28	25
Lease debt	733	822
Other payables	98,530	71,239
Accrued expenses	99,669	79,328
Income taxes payable	936	3,887
Advances received	4,413	4,292
Deposits received	3,850	3,509
Deferred revenue	142	128
Current portion of accrued product warranty	30,011	32,341
Accrued employees’ bonuses	29,651	29,232
Accrued directors’ bonuses	272	221
Accrued operating officers’ bonuses	449	492
Provision for loss on disaster	1,145	—
Others	52,819	2,486

Total current liabilities	626,429	556,707

Non-current liabilities
Long-term loans payable	131	102
Lease debt	1,853	1,680
Accrued product warranty	36,141	32,813
Accrued employees’ retirement benefits	124,048	124,542
Asset retirement obligation	662	676
Others	10,575	9,723

Total non-current liabilities	173,413	169,538

Total liabilities	799,843	726,245

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313
Other capital surplus	—	0

Total capital surplus	170,313	170,314

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
General reserve	1,243,300	1,256,300
Reserve for special depreciation	1,199	985
Reserve for reduction of acquisition cost of fixed assets	16,276	16,025
Earnings to be carried forward	217,288	325,301

Total retained earnings	1,499,582	1,620,128

Treasury stock	(26,222)	(26,247)

Total stockholders’ equity	1,729,740	1,850,263

Difference of appreciation and conversion
Net unrealized gains on securities	33,977	44,945
Deferred loss (gain) on hedges	(237)	—

Total difference of appreciation and conversion	33,740	44,945

Total net assets	1,763,480	1,895,208

Total liabilities and net assets	2,563,324	2,621,454

Unconsolidated Statements of Income

	Yen (million)
Year ended March 31, 2013 and 2014	2013	2014
Net sales	3,244,070	3,488,369
Cost of sales
Finished goods and parts for sale at beginning of year	100,718	70,107
Production cost	1,697,268	1,796,555
Others	520,331	604,334

Total	2,318,318	2,470,997

Transfer to other accounts	2,566	2,862
Finished goods and parts for sale at end of year	70,107	82,503

Cost of finished goods sold	2,245,643	2,385,631

Gross profit	998,426	1,102,738

Selling, general and administrative expenses	894,494	977,133

Operating income	103,932	125,604

Non-operating income
Dividend income	156,492	233,168
Others	30,953	31,487

Total non-operating income	187,446	264,655

Non-operating expenses
Contributions	570	1,613
Depreciation	9,086	10,012
Provision of allownace for doubtful accounts	1,286	—
Expenses for rental assets	6,069	5,109
Foreign exchange loss	78,884	24,814
Others	1,656	2,789

Total non-operating expenses	97,553	44,339

Ordinary income	193,825	345,920

Extraordinary income
Gain on sale of investment securities–subsidiaries and affiliates	—	14,728
Others	4,564	2,422

Total extraordinary income	4,564	17,150

Extraordinary losses
Loss on disposal of fixed assets	3,354	3,939
Loss on devaluation of investment securities–subsidiaries and affiliates	—	18,572
Others	285	2,374

Total extraordinary losses	3,640	24,887

Income before income taxes	194,750	338,183

Income taxes - current	21,055	39,006
Income taxes - deferred	18,980	36,249

Total income tax	40,036	75,255

Net income	154,714	262,928

Unconsolidated Statement of Changes in Net Assets

	Yen (million)
	Stockholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2013	86,067	170,313	—	170,313	21,516	1,243,300	1,199	16,276
Changes of items during the period
Provision of general reserve						13,000
Reversal of general reserve
Provision of reserve for special depreciation							361
Reversal of reserve for special depreciation							(576)
Provision of reserve for reduction entry								126
Reversal of reserve for reduction entry								(377)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholder’s equity
Total changes of items during the period	—	—	0	0	—	13,000	(214)	(251)
Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025

	Stockholders’ equity				Valuation and translation adjustments
	Retained earnings
	Other retained earnings				Valuation
	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders’ equity	difference on available-for- sale security	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2013	217,288	1,499,582	(26,222)	1,729,740	33,977	(237)	33,740	1,763,480
Changes of items during the period
Provision of general reserve	(13,000)	—		—				—
Reversal of general reserve		—		—				—
Provision of reserve for special depreciation	(361)	—		—				—
Reversal of reserve for special depreciation	576	—		—				—
Provision of reserve for reduction entry	(126)	—		—				—
Reversal of reserve for reduction entry	377	—		—				—
Dividends from surplus	(142,381)	(142,381)		(142,381)				(142,381)
Net income	262,928	262,928		262,928				262,928
Purchase of treasury stock			(26)	(26)				(26)
Disposal of treasury stock			1	2				2
Net changes of items other than shareholder’s equity					10,967	237	11,204	11,204
Total changes of items during the period	108,012	120,546	(24)	120,522	10,967	237	11,204	131,727
Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	—	44,945	1,895,208

[Translation]

REPORT OF INDEPENDENT DIRECTORS/AUDITORS

1. Basic Information

Company Name: Honda Motor Co., Ltd.

Securities Code Number: 7267

Submission Date: May 20, 2014

Date of Change of Position (scheduled date): June 13, 2014

Reason for Submission of Report of Independent Directors/Auditors: The election of a new outside director will be included in the Matters to be resolved at an Ordinary General Meeting of Shareholders.

The Company has selected all persons who are qualified to be independent directors/auditors as independent directors/auditors. (*1): No

2. Matters related to Independence of Independent Directors/Auditors and Outside Directors/Outside Corporate Auditors

No: 1

Name: Nobuo Kuroyanagi

Outside Director/ Outside Corporate Auditor: Outside Director

Independent Director/Auditor: No

1

The Status of Satisfaction of the Standards of Independence and Requirements for the Assumption of Disclosure Obligations (*2, 3)

Himself/Herself

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1: –––

e2: –––

Family and Close Relatives

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1:No

e2:No

Not Applicable :Yes

2

Information on Characteristics (*4)

a:▲

b:No

c:No

Details of Change of Position: –––

Consent of the Said Person: No

No: 2

Name: Hideko Kunii

Outside Director/ Outside Corporate Auditor: Outside Director

Independent Director/Auditor: Yes

The Status of Satisfaction of the Standards of Independence and Requirements for the Assumption of Disclosure Obligations (*2, 3)

Himself/Herself

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1: –––

e2: –––

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Family and Close Relatives

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1:No

e2:No

Not Applicable :Yes

Information on Characteristics (*4)

a:No

b:No

c:No

Details of Change of Position: Newly Elected

Consent of the Said Person: Yes

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No.3

Name: Hirotake Abe

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Auditor: Yes

The Status of Satisfaction of the Standards of Independence and Requirements for the Assumption of Disclosure Obligations (*2, 3)

Himself/Herself

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1: –––

e2: –––

Family and Close Relatives

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1:No

e2:No

Not Applicable :Yes

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Information on Characteristics (*4)

a:No

b:No

c:No

Details of Change of Position: –––

Consent of the Said Person: Yes

No.4

Name: Tomochika Iwashita

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Auditor: No

The Status of Satisfaction of the Standards of Independence and Requirements for the Assumption of Disclosure Obligations (*2, 3)

Himself/Herself

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1: –––

e2: –––

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Family and Close Relatives

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1:No

e2:No

Not Applicable :Yes

Information on Characteristics (*4)

a:▲

b:No

c:No

Details of Change of Position: –––

Consent of the Said Person: No

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No.5

Name: Toshiaki Hiwatari

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Auditor: Yes

The Status of Satisfaction of the Standards of Independence and Requirements for the Assumption of Disclosure Obligations (*2, 3)

Himself/Herself

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1: –––

e2: –––

Family and Close Relatives

a1:No

a2:No

b1:No

b2:No

c:No

d:No

e1:No

e2:No

Not Applicable :Yes

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Information on Characteristics (*4)

a:No

b:No

c:No

Details of Change of Position: –––

Consent of the Said Person: Yes

3. Explanation of the Characteristics of the Independent Directors/Auditors and the Reasons, Etc. for their Selection

No: 1

Explanation of the Status of Satisfaction (*5):

Outside director Nobuo Kuroyanagi held the position of director and chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. until March 2012. The Company has transactions with The Bank of Tokyo-Mitsubishi UFJ, including deposits, foreign exchange transactions, etc.

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Reasons for the Selection of the Independent Director/Auditor Etc. (*6):

Based on his abundant experience and considerable knowledge regarding corporate management, the Company wishes to receive his advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no special conflicts of interest between the Company and Nobuo Kuroyanagi, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

No:2

Explanation of the Status of Satisfaction (*5): –––

Reasons for the Selection of the Independent Director/Auditor Etc. (*6):

Based on her abundant experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and her active involvement in the area of gender equality, the Company wishes to receive her advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no special conflicts of interest between the Company and Hideko Kunii, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

No:3

Explanation of the Status of Satisfaction (*5): –––

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Reasons for the Selection of the Independent Director/Auditor Etc. (*6):

Based on his abundant experience and considerable knowledge as a certified public accountant, the Company would like him to conduct auditing activities from a broad and sophisticated perspective.

There are no conflicts of interest between the Company and Hirotake Abe, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

No:4

Explanation of the Status of Satisfaction (*5):

Outside Auditor Tomochika Iwashita held the position of director and deputy president of Tokio Marine & Nichido Fire Insurance Co., Ltd., until June 2006. The Company has transactions with Tokio Marine & Nichido Fire Insurance, including insurance contracts etc.

Reasons for the Selection of the Independent Director/Auditor Etc. (*6) :

Based on his abundant experience and considerable knowledge regarding corporate management, the Company would like him to conduct auditing activities from a broad and sophisticated perspective.

There are no conflicts of interest between the Company and Tomochika Iwashita, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

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No:5

Explanation of the Status of Satisfaction (*5): –––

Reasons for the Selection of the Independent Director/Auditor Etc. (*6):

Based on his abundant experience and considerable knowledge as a legal affairs specialist, the Company would like him to conduct auditing activities from a broad and sophisticated perspective.

There are no conflicts of interest between the Company and Toshiaki Hiwatari, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

4. Supplemental Explanation: –––

*1 Among the outside directors/outside corporate auditors, with respect to any of them who satisfies the qualifications of an independent director/auditor, if a notification is made as an independent director/auditor, please check the box.

*2 Matters to check regarding the status of satisfaction of standards of independence and requirements for assumption of disclosure obligations:

a1. person who executes business of a parent company of the listed company;

a2. person who executes business of a fellow subsidiary of the listed company;

b1. party for which the listed company is a major client or a person who executes its business;

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b2. listed company’s major client or a person who executes its business;

c. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from listed company;

d. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

e1. person who executes business of the listed company or its subsidiary; and

e2. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are selected as independent directors/auditors).

Please note that expressions used in each of items a1 to e2 above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

*3 If any of the items apply “now or recently” please mark with a “—” and those which applied in the “past”, please mark with a “▲”.

*4 Matters to check regarding information on characteristics (for himself/herself only):

a. person who executes the business of a client of the listed company;

b. person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company; and

c. person who executes the business of an entity to whom the listed company makes donations.

Please note that expressions used in each of items a to c above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

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*5 If any of the standards of independence or the requirements for the assumption of disclosure obligations set forth in items a1 to e2 is satisfied, please write down the details specifically. If any of the information on the characteristics set forth in items a to c are satisfied, please write down the details specifically.

*6 Please write down the reasons for selecting the independent director/auditor (if any of items a1 to e2 are satisfied, including reasons for selecting that person as an independent director/auditor, taking into account the satisfaction of such item(s)).

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